
11005051

2010 Annual Review



Reaching for the Summit

Centene Corporation, a Fortune 500 company, is a leading *multi-line* healthcare enterprise that provides programs and related services to the rising number of under-insured and uninsured individuals. Many receive benefits provided under Medicaid, including the Children's Health Insurance Program (CHIP), as well as Aged, Blind or Disabled (ABD), foster care, long-term care, other state-sponsored programs and Medicare (Special Needs Plans). Centene's Celtic and CeltiCare subsidiaries, along with our health plans, offer states unique "exchange-based" and other cost-effective coverage solutions for low-income populations. The Company operates local health plans and offers a range of health insurance solutions. It also contracts with other healthcare and commercial organizations to provide specialty services including behavioral health, life and health management, managed vision, telehealth services, and pharmacy benefits management. More information regarding Centene is available at www.centene.com.

Financial Summary

(in thousands)	2010	2009	2008	2007	2006
			December 31,		
Premium and service revenues	**$4,283,833**	$3,878,283	$3,274,313	$2,692,461	$1,786,598
Earnings from operations	**157,069**	138,135	131,561	55,245	22,228
Net earnings from continuing operations[1]	**90,947**	86,093	84,181	41,040	17,600
Net earnings (loss)[1]	**94,836**	83,671	83,497	73,402	(43,629)
Total assets	**1,943,822**	1,702,364	1,451,152	1,121,824	894,980

[1] *Attributable to Centene Corporation*

At-Risk Membership
in thousands


1,600
1,280
960
640
320
0
06 07 08 09 10

Premium and Service Revenues
in millions


$4,500
3,600
2,700
1,800
900
0
06 07 08 09 10

Earnings from Operations
in millions


$175
140
105
70
35
0
06 07 08 09 10

Chairman's Letter



Michael F. Neidorff
Chairman, President and Chief Executive Officer

We are pleased that the year 2010 was one of growth and successful execution for Centene. We delivered solid financial results while achieving continued geographic and product diversification and made a strong balance sheet even stronger. During 2010, we also reached an important milestone for the scale of our enterprise as we became a Fortune 500 company.

Our success in 2010 was driven by a combination of growth in our existing markets, prudent acquisitions, and effective execution of our contract portfolio. The latter led to multi-year renewals and expansions of both our Arizona behavioral and Indiana health plan contracts during the year.

In Florida our membership nearly doubled in 2010 – through the continued conversion of non-risk lives to at-risk as well as from the acquisition of Citrus Health in December 2010. Citrus not only enhanced our geographic footprint in Florida, but also added Long-Term Care (LTC) to our product offerings in the state. We solidified our number two market share in South Carolina with the purchase of Carolina Crescent Health Plan in June 2010. With the completion of the acquisition in July 2010 of Arkansas-based NovaSys, a leading third-party administrator, we enhanced the back-office skills of our "hybrid" effort. Also in December 2010, we began operating under an expanded contract in Arizona to manage behavioral health services in an additional four counties.

One of our strategic initiatives is to expand our coverage beyond Medicaid to include the entire spectrum of under-insured and uninsured individuals. This continues to gain traction in the marketplace and also appears to be resonating with the investment community. There are many states considering "hybrid" or exchange-based programs before the final stages of federal healthcare reform are implemented in 2014. A "hybrid" plan combines the traits of Medicaid insurance and individual insurance policies. This allows for seamless access to quality healthcare coverage when individuals move in and out of Medicaid eligibility as their incomes fluctuate.

In anticipation of this market need, we acquired Celtic in 2008 and NovaSys in 2010, which provided us with the tools necessary to create "hybrid" or exchange-based plans, as well as the invaluable experience in underwriting insurance plans that meet the needs of these low-income populations. In November our Celtic unit began operating a new contract in Texas which offers affordable health insurance to small businesses through a "hybrid" program called Healthy Texas.

Centene's *multi-line* strategy continues to offer a complete array of products and services that provide quality healthcare to beneficiaries while saving our state customers money. Our suite of services ranges from full-risk health plans for Medicaid, uninsured and under-insured populations, to specialty services including pharmacy, behavioral, vision, life and health management, and foster care. We are seeing increased demand for these products and services as states continue to grapple with tight budgets. Specifically, there is a growing trend for states interested in issuing RFPs to move their highest-cost beneficiaries, including Aged, Blind, or Disabled (ABD) and LTC, into managed care, to maximize cost savings.

Financial Highlights

During 2010, premium and service revenues, which exclude premium taxes, increased 10.5 percent to $4.3 billion from $3.9 billion in 2009. Excluding pharmacy carve-outs in Indiana and Ohio, revenues would have increased by 16 percent – which is in-line with our annual revenue growth target of 15 percent. Diluted earnings per share from continuing operations for 2010 were $1.80 compared to $1.94 for the prior year. The 2010 results reflect the dilution from the additional shares issued as part of the stock offering in the first quarter of 2010. Earnings from operations grew 13.7 percent in 2010 despite the pharmacy carve-outs in Indiana and Ohio. At year-end, we had 1.53 million at-risk members, representing membership growth of 5.2 percent.

Cash flows generated by operations were strong in 2010 at $169 million, representing 1.7 times net earnings. At December 31, 2010, we had cash and investments of $1.07 billion, including $1.04 billion held by regulated entities and $31 million held by unregulated entities. Our 2010 Health Benefits Ratio (HBR) increased 30 basis points compared to 2009 primarily due to a higher HBR in our Florida health plan that was partially offset by lower than expected flu costs. Even as we absorbed start-up costs for new markets, we reduced our G&A expense ratio during 2010 to 12.8 percent or 50 basis points as we continued to gain scale and leverage in our business. We expect to further reduce the G&A expense ratio in 2011 by an additional 30 to 80 basis points despite the offsetting impact of start-up costs for new contracts in Texas and Illinois.

We are prudent balance sheet managers with a focus on capital adequacy and liquidity. During 2010, we raised $104.5 million in a follow-on equity offering. This allowed us to pay-down our revolver, thus reducing our debt-to-capital ratio. Subsequently, Moody's upgraded Centene's debt rating, and Standard & Poor's revised its outlook to positive. Our enhanced balance sheet allowed us to complete several acquisitions in 2010 – all of which met our accretion and returns criteria. These acquisitions offset all the dilution from the follow-on offering by deploying roughly half of the capital raised. In December we refinanced the construction loan related to our corporate headquarters expansion project with an $80 million,



Centene Corporation headquarters in St. Louis, Missouri.

10-year mortgage note. The mortgage note is non-recourse and bears interest at a 5.14 percent rate. Additionally, in January 2011, we refinanced our $300 million revolving credit agreement with a five-year, $350 million unsecured revolver. We estimate our risk-based capital percentage to be in excess of 350 percent of the authorized control level at December 31, 2010.

We strive to manage our operations and balance sheet to provide transparency with a minimum of volatility. The consistency of our business is a function of our culture, our focus on improving health outcomes, as well as our information systems. Centene's culture is grounded in the belief that we are proactive managers. The significant information technology investments made over the last few years have allowed us to have a more accurate and immediate snapshot of medical trends and costs. These include predictive modeling and medical management

"We are seeing increased demand for our products and services as states continue to grapple with tight budgets." – Michael Neidorff

tools as well as our proprietary dashboard. These tools provide us with early warning signs, allowing for rapid response to make the necessary corrections. We credit these tools along with our consistent reserving methodologies for the stable medical cost trends reported by Centene recently.

Substantial Opportunities for Future Growth

We believe our success in 2010 has laid the foundation for another strong year in 2011 and beyond. Our near-term opportunities are the most robust we have seen in terms of new RFPs and re-procurements. As states continue to face budgetary pressures, they increasingly are moving away from the traditional fee-for-service model toward adopting the cost-effective, high-quality managed care model.

For example, in January 2011, we began operating under our recently renewed, statewide managed care contract in Indiana, serving the Medicaid population as well as Healthy Indiana Plan (HIP) members. HIP is a "hybrid" program for under-insured and uninsured adults who earn less than 200 percent of the Federal Poverty Level (FPL) and do not qualify for conventional Medicaid. In addition to Indiana, we also have "hybrid" operations up and running in Arkansas, Texas and Massachusetts.

We also commenced operations in Mississippi in January 2011. This is a new state for us, and our Magnolia Health Plan is serving ABD and foster care members. In February 2011, we began operating under an additional STAR+PLUS contract, serving ABD recipients in Dallas, Texas. We expect to commence operations in Illinois – another new state for Centene – during the second quarter of 2011. Centene was chosen by the state to provide managed care services to ABD recipients in six counties. This was part of Illinois' mandate to enroll at least half of its 2.8 million Medicaid eligibles into managed care by January 1, 2015.

Two of our existing states – Texas and Arizona – are planning re-procurements and possible managed care expansions in 2011-2012. We are proud of our track records in both and view these RFPs as opportunities to expand our presence in these states. There are also a number of additional opportunities in both new and other existing states. For example, we expect Louisiana to issue an RFP in 2011, and Florida is contemplating a statewide expansion.

While we are currently focused on 2011 and 2012, we plan to be ready for the growth opportunities that federal healthcare reform will bring in 2014. It is important to note that we are not dependent solely on reform to maintain our growth. We foresee a steady stream of state-based RFP opportunities well into the future, regardless of federal healthcare reform.

We remain focused on sustainable profitability and look forward to another year of success in 2011.

Thank you for your support and interest in our company.

Sincerely,



Michael F. Neidorff

Expanding Geographic Footprint



1
2
3
4
5
6
7
8
9
10
11
12
Indicates states with health plan membership/ hybrid programs
Indicates states with Centene business operations
Centene Headquarters

1. Arizona
Bridgeway Health Solutions

BRIDGEWAY

2. Arkansas
NovaSys Health

NovaSys
HEALTH

3. Florida
Sunshine State Health Plan

SUNSHINE STATE
Health Plan

4. Georgia
Peach State Health Plan

Peach State
Health Plan.

5. Illinois
IliniCare Health Plan*

IlliniCare
Health Plan

6. Indiana
Managed Health Services

mhs
MANAGED HEALTH SERVICES

7. Massachusetts
CeltiCare Health Plan

CELTICARE

8. Mississippi
Magnolia Health Plan

Magnolia
Health Plan

9. Ohio
Buckeye Community Health Plan

Buckeye
Community Health Plan.

10. South Carolina
Absolute Total Care

ABSOLUTE TOTAL CARE
TOTAL

11. Texas
Superior HealthPlan

SUPERIOR
HealthPlan

12. Wisconsin
Managed Health Services

MHS.

**Expected to commence operations in the second quarter of 2011*

Managed Care Terms

ABD (Aged, Blind or Disabled)

Covers low-income individuals with chronic physical disabilities or behavioral impairments. Due to their critical health issues, ABD recipients tend to utilize more services and subsequently incur greater expenses.

CHIP (Children's Health Insurance Program)

Designed to cover uninsured children in families who earn too much to qualify for Medicaid, but not enough to afford private health coverage. Some states include the parents of these children in their CHIP programs.

Foster Care

Statewide managed care services for children in foster care. Since 2008, Centene has provided services for foster care children in Texas, a key feature of which is an innovative, electronic "Health Passport," which Centene created to display and update a child's medical care, including pharmacy prescriptions, mental and behavioral assessments, lab records and claims data. Our foster care services are integrated with our specialty service companies, particularly our behavioral health company, Cenpatico, as foster care children tend to have behavioral issues, often the by-product of perpetual or chronic homelessness. We also began providing foster care services to children in Mississippi in early 2011.

Hybrid

Hybrid describes an insurance product with 1) a shared financial responsibility between the government (state or federal) and one or more private entities (individual, employer, provider) and 2) health plans that offer standard benefits to uninsured individuals with enough incomes to disqualify them for Medicaid.

Individual Insurance

The capability to offer affordable insurance solutions to people who may not qualify for traditional Medicaid coverage and who would otherwise go without any health coverage was the impetus behind our acquisition of Celtic Insurance Company in July 2008.

Long-Term Care

Medicaid is the largest source of financing for long-term care, and the majority of its recipients come from the ABD population, which is continuing to grow rapidly. Most Medicaid-funded, long-term care recipients are receiving services in traditional, fee-for-service programs, and not through a Medicaid managed care program. We believe we can expand the managed care model, while producing improved health outcomes and generating cost savings, to these higher acuity populations.

Medicaid

Health insurance program for low-income parents and children, the elderly and individuals with disabilities. Historically, children have represented Medicaid's largest eligibility group. This segment includes TANF, or Temporary Assistance to Needy Families.

Special Needs Plans (SNP)

A Medicare Advantage coordinated care plan designed for individuals with special needs. The Medicare Prescription Drug, Improvement and Modernization Act of 2003 identifies special needs individuals as 1) institutionalized 2) dually eligible and/or 3) individuals with severe or disabling chronic conditions.



Our Solutions support Centene's local health plans.

Government Solutions	AR	AZ	FL	GA	IL	IN	MA	MS	OH	SC	TX	WI
TANF		●	●	●		●			●	●	●	●
CHIP		●		●		●			●	●	●	●
ABD (Non Duals)		●	●		●			●	●	●	●	●
ABD (Dually Eligible)		●	●								●	●
Long-Term Care		●	●								●	
Foster Care								●			●	
Medicare Special Needs Plans		●							●		●	●
Hybrid	●					●	●				●	
Specialty Health Solutions												
Pharmacy Benefits (US Script)		●	●	●	●		●	●		●		
Behavioral Health Management (Cenpatico)		●	●	●	●	●	●		●	●	●	●
Life & Health Management (Nurtur)		●	●	●	●	●	●	●	●	●	●	●
Managed Vision (OptiCare)		●	●	●	●	●	●	●	●	●	●	●
Telehealth (NurseWise)		●	●	●	●	●	●	●	●	●	●	●

In addition to providing specialty benefits to Centene's managed care plans, our specialty companies provide services to other healthcare clients and state agencies nationwide.

Total Revenue Breakdown of Centene's Specialty Services


1%
99%
2004
23%
77%
2010
Specialty Services
Health Plan Operations

Centene's *Multi-Line* Enterprise

Our suite of specialty services has evolved into a platform that complements our managed care business and differentiates Centene. This segment has grown from 1 percent of our annual revenues in 2004 to 23 percent in 2010. It diversifies our revenue stream, provides higher quality health outcomes through a more integrated healthcare delivery system, and assists in controlling costs.

CENTENE® Corporation — Specialty Companies

- Life & Health Management — nurtur
- Solutions for Individuals and the Uninsured — CELTIC (CELTICARE Health Plan of Massachusetts; NovaSys Health)
- Pharmacy Benefits — US Script
- Telehealth Services & Medication Adherence — NurseWise® (Nurse Response)
- Long-Term Care — BRIDGEWAY
- Behavioral Health — Cenpatico
- Vision Benefits — OptiCare Managed Vision




Medicaid 77%
CHIP & Foster Care 14%
ABD, SNP & LTC 7%
Hybrid 2%

Centene's at-risk membership as of December 31, 2010.

We've grown from a single Medicaid managed care health plan in Wisconsin, over 25 years ago, to a leading *multi-line*, healthcare enterprise today, with operations in twelve states.

Adapting to a Challenging Economic Environment

The financial crisis that began in 2008 resulted in high unemployment and a rise in individuals without access to health insurance. Over the past two years the uninsured population has increased approximately 10 percent to 50 million lives in 2010. This has created an environment in which states are compelled to accelerate the transition of government-sponsored healthcare into managed care, especially their high acuity, high cost recipients. States are facing enormous budgetary pressures as they deal with lower tax receipts and the additional lives that need to be covered.

Meeting the Changing Needs of States

As we saw the needs of our state customers changing, we enlarged our focus to help them deal with these new challenges. We began transforming Centene into a managed care company with the capabilities to provide products and services not only to Medicaid recipients, but to those individuals that fall within the entire under-insured and uninsured spectrum.

The acquisition of Celtic in 2008 was a pivotal step in our transformation. Celtic played a crucial role in the development of our first state "exchange" – where under-insured and uninsured individuals receive subsidies from the state (depending on income level) to purchase health insurance. These subsidized populations often move in and out of Medicaid eligibility, yet benefit from continued coverage as they are able to remain in the same physician/hospital network, regardless of their income status.

Centene's CeltiCare Health Plan of Massachusetts became the first publicly-traded company operating in the Massachusetts Connector ("exchange") Program in 2009. This experience, coupled with our recent acquisition of NovaSys, allows for our expanded participation in "hybrid" or exchange-based plans. We currently have "hybrid" operations up and running in four states and expect this to increase as other states seek coverage solutions for non-Medicaid, low-income populations.

IT Investment Generating Returns

Centene's information technology systems are robust and agile – inherently designed to respond to our ever-changing industry. These systems have improved our ability to quickly move from information to insight to impact, providing a seamless flow of data across our organization from its entry source all the way through to our enterprise data warehouse. This allows us to eliminate errors caused by duplicate efforts as accurate data is entered only once and then used consistently across all of Centene's platforms and systems.

Our predictive modeling technology enables the medical management operations to proactively case- and disease-manage specific high-risk members. It recommends medical care opportunities using a mix of company-defined algorithms and evidence-based medical guidelines. Interventions are determined by the clinical indicators, the ability to improve health outcomes, and the risk profile of members. These early warning signals and rapid reaction to adverse trends and issues provide an enhanced level of predictable performance important to both our state customers and shareholders.

Additionally, we have invested in critical administrative systems. Our new advanced medical management system was successfully implemented and is proving to be easy to use and effective in addressing the differing needs of our increasingly diverse products and services. We began deployment of a new system to support our Member and Provider Services organization, lowering our administrative costs without compromising service levels. We also continue to apply greater automation to handling claims and other administrative transactions. Taken together, these systems position us for growth opportunities and enable us to scale our operations and leverage our infrastructure.

Providing Quality Care with Care

Quality healthcare delivered with dignity has the power not only to keep people healthy but to transform lives, families, and entire communities for the better. As a leader in healthcare, we attribute much of our success to the fundamentals of our clinical model: member-centric, with a strong focus on quality and results-oriented programs. Centene's initiative to prevent childhood obesity exemplifies this goal with an outreach program that includes literature and elementary school assemblies.

Adventures in Good Food Choices and Exercise Initiative

Mary Mason, M.D,
Janice Linehan, PAC

CENTENE Corporation

Introduction

Centene has partnered with a children's author and the Girl Scouts of Eastern Missouri to create a Brownie (grades 2-3) "Try-it" badge that addresses pediatric obesity prevention.



Girl scout badge created by author and Centene

The Program

The "Try-It" badge focuses on seven topics around pediatric obesity prevention. Brownies must complete 4 of 7 topics to earn the badge.

Materials

Centene provided 50 kits with all materials for a Brownie troop to complete the badge tasks. Materials for each brownie included:

1. Centene's pediatric obesity book – *Adventures through Fitropolis with Thumbs Up Johnnie* (endorsed by my pyramid.gov)
2. Centene's parent/guardian guide for *Adventures through Fitropolis*
3. Water bottle with Centene and Girl Scout logos
4. Jump rope with Centene and Girl Scout logos on handles
5. Thumbs Up Johnnie Bracelet
6. Index cards, markers and paper plates for art activities



Girl Scouts
Girl Scouts of Eastern Missouri


MyPyramid.gov

Topics for Earning the Badge

1. **Breakfast** – Girls discuss why breakfast is the most important meal of the day. They talk with other troop members about what are good and bad choices for breakfast.
2. **Lunchtime** – Girls talk about healthy lunch choices, especially when at school. They design a healthy lunch and share with others in the troop.
3. **Fast Food** – Girls learn how to use moderation with fast food and make healthy choices
4. **Recipe Collection** – Girls write down 3 favorite healthy after-school snacks on index cards and swap with troop members
5. **Water** – Girls learn the need for hydration and measure out 8 glasses of water
6. **Exercise** – Girls create an exercise routine with a jump rope and share with troop members
7. **Tell your friends** – Girls design and draw a poster on healthier eating and exercise to post at school

Participants

Number of Troops registering 50
Number of Girl Scouts registering: 613
Grades of Girls Scouts:

- Second graders (7-8 years old): 52.9%
- Third graders (8-9 years old): 47.1%
- Participation in the Free/Reduced Price lunch program at the Girl Scouts schools: mean = 58.5%

Racial/Ethnic Demographics


33% African American
60% White
3% Hispanic
3% Other
1% Asian/Pacific Islander
0% American Indian/ Alaskan Native

Outcomes

- Troop leaders completed a pre- and post-quiz with troop members in order to access knowledge level
- Once troop leaders turned in the pre-and post quizzes to the Girl Scout council, Centene provided the "Try-It" badges
- Number of troops responding to pre-test: 82%
- Number of troops responding to post-test: 72%


Percentage of Girl Scouts Answering Correctly
Pre-test
Post-test
100%
90%
80%
70%
60%
78.1%
91.6%
91.2%
98.3%
83.8%
93.6%
85.3%
94.2%
90.2%
94.6%
Number of healthy meals best to eat each day
3 foods that would be the healthiest snacks
3 healthiest drinks
Best choices at a fast food restaurant
3 things that can be used to exercise



Connections Plus®

Connections Plus® puts free, pre-programmed cell phones into the hands of the high-risk members who otherwise would not have safe, reliable access to a telephone. Coordinated care facilitated through this program reduces avoidable adverse events such as inappropriate emergency room utilization, hospital admissions, and premature birth. Utilization data shows a 38 percent drop in inpatient admissions, a 29 percent decrease in average length of hospital stay, and a 20 percent drop in Emergency Room visits. All measures are statistically significant.

Who do they call?

Providers 96.1%
Nurse Line 3.8%
911 Emergency 0.1%

Driving Innovation through Results-Oriented Programs

The health of our members is Centene's foremost priority. Our outreach programs take a proactive approach towards educating, empowering, and providing our members with the most appropriate medical care. Many of these programs are recognized as best practices in the industry, achieving national and international acclaim.

For example, Centene's Start Smart for Your Baby® (Start Smart), a comprehensive prenatal and post-partum program that combines case management, life and health management, and care coordination, received considerable recognition in 2010. URAC, one of the healthcare industry's leading quality benchmark organizations, awarded Start Smart a Platinum Award for Consumer Empowerment at the 2010 URAC Quality Summit. Start Smart was also one of three winners of the International Community Health Promotion Awards (IHPA) in December 2010. The IHPA awards, established by URAC and the Global Knowledge Exchange Network (GKEN), recognize organizations around the world that have implemented innovative health promotion programs.

Start Smart also received a Silver Medal at the 2010 National Health Information Awards (NHIA) for its prenatal education book, "Your Pregnancy Guide." The accompanying audio book was selected as a gold recipient at the 2010 Web Health Awards, an extension of NHIA, and the Start Smart for Your Baby podcasts received a merit award at the same ceremony.

In addition, Start Smart will be featured in a peer-reviewed article in the April 2011 issue of *Managed Care* Magazine. In the article, pregnant members with a completed Notification of Pregnancy (NOP) form who were risk stratified in the Start Smart program were compared to those pregnant members without a completed NOP form. The study showed positive results for those enrolled in the Start Smart program, as these women delivered significantly fewer low-birth weight babies.

Beyond prenatal and post-partum education, Centene is also focused on the nationwide obesity epidemic. We have partnered with a renowned children's author to create two books that address pediatric obesity prevention and target children ages 5-9 and have hosted several school-wide assemblies. After a reading, the author answered questions about healthy habits. More readings are scheduled for elementary schools throughout 2011.

Another example of how Centene has made a notable impact on the health of our members is through a comprehensive prevention and care management program that addresses Respiratory Syncytial Virus (RSV). RSV is a serious childhood ailment that in certain high-risk groups can lead to severe pneumonia or bronchiolitis with respiratory failure and even death. As a leading cause of hospitalization of babies in the first years of life, RSV infection can be a significant cost driver for managed care organizations, as well as a risk factor for development of chronic conditions such as asthma later in life. Centene has developed a continuum of care in order to manage RSV prevention and protect high-risk infants in the most cost-effective way through:

- Education via Centene's seasonal Fluvention™ campaign and reinforcement of simple and effective strategies to minimize infection, such as eliminating second-hand smoke from a baby's environment and mandatory hand washing

- Proactive identification and screening of appropriate candidates for preventive medication therapy per guidelines from the American Academy of Pediatrics

- Instruction on appropriate utilization and dose optimization to reduce misuse and waste of preventive medication

- Case management to assure compliance with a multiple injection therapy

This approach has shown a reduction in the number of hospital admissions and has led to a steady decrease in the percentage of inappropriate requests for therapy. We have seen significant cost savings as a result of our efforts – approximately $8 million in 2010 – by applying these guidelines across all of Centene's health plans.

Building a Responsible Enterprise

At Centene, corporate social responsibility means more than philanthropy. It encompasses how our values and mission are intertwined into our everyday business practices. It addresses how we manage our economic, social and environmental impacts, as well as our relationships in all key spheres of influence: the workplace, the marketplace, the delivery chain, the community, the industry, and the public policy realm.


Community Engagement
Products & Services
Business Practices



Centene demonstrates our dedication to improving health outcomes, as well as our strong social values, through our support of health-related causes and education in the communities we serve.

Strategic Partnerships and Outreach Initiatives

Centene believes that the best way to understand, lead and address the health of our communities is through strategic partnerships and outreach initiatives. As such, we have identified a set of priorities that include: 1) cultivating relationships with key organizations; 2) pursuing opportunities that position Centene as a leader on health issues; and 3) developing targeted outreach plans to support Centene's markets.

In 2010, our efforts have resulted in several key partnerships that have aligned with our corporate mission of providing better health outcomes at lower costs.

- *National Urban League (NUL).* This partnership includes developing healthcare webinars, hosting joint health forums and events, and engaging in policy issues of mutual interest. Through its affiliate chapters in 35 states, the Urban League reaches two million people. Also, in November 2010, Centene's Chairman and CEO was appointed as a member of the NUL Board of Trustees.

- *National Association of Community Health Centers (NACHC).* This strategic partnership helps Centene enhance outreach to key leaders at Federally Qualified Health Centers (FQHCs) throughout the country. Centene is committed to building a robust network of FQHCs for our members. In 2010, Centene hosted the NACHC/PCA (Primary Care Associations) meeting in St. Louis as well as sponsored the NACHC Annual Conference in Dallas.

- *National Black Caucus of State Legislators (NBCSL).* In December 2010, Centene was awarded the "Corporate Achievement and Image Award" by the NBCSL. The association represents more than 600 African American state legislators from 45 states. Centene was recognized for its work with legislators on key issues impacting the African American community, its commitment to the African American community, and its corporate responsibility initiatives.

Centene Foundation for Quality Healthcare

The Centene Foundation for Quality Healthcare strives to support proactive and innovative strategies that improve the quality of healthcare for low-income individuals and families. This is accomplished through an inspired philanthropic giving plan that seeks to promote efforts and activities that identify and address core causes of unequal access and treatment in healthcare.

The Foundation's key areas of focus include indigent care and prevention, cultural diversity, partnership and collaborative initiatives, and public policy. In 2010, the Foundation supported initiatives that included:

- The "Fragile Kids Partners Program" – a new program launched to support select partner medical day care and respite agencies in rural Georgia communities. These facilities provide medical equipment and therapy supplies to increase accessibility and availability to special needs children who participate in these programs.

- Centene's Buckeye Community Health Plan participated in an empirical study coordinated by North East Ohio Health Services to evaluate the effect of a coordinated, multidiscplinary team of managed care and community mental health agency staff on treatment compliance, psychosocial improvement, client satisfaction, and cost management.

Centene Health Policy Advisory Council

Centene's Health Policy Advisory Council consists of a panel of experts that advises Centene on strategies to improve healthcare quality at lower costs. The council works to identify healthcare trends, evaluate the future direction of healthcare delivery and financing systems, and identify specific opportunities for Centene to improve healthcare quality and reduce costs.

Quarterly Selected Financial Information *(unaudited)*

(In thousands, except share data and membership data)	*For the Quarter Ended,* *March 31,* 2010	*June 30,* 2010	*September 30,* 2010	*December 31,* 2010
Total revenues	$1,068,721	$1,076,772	$1,121,861	$1,180,969
Amounts attributable to Centene Corporation common shareholders:				
Earnings from continuing operations, net of income tax expense	20,082	22,999	22,402	25,464
Discontinued operations, net of income tax (benefit) expense	3,920	(226)	260	(65)
Net earnings	$ 24,002	$ 22,773	$ 22,662	$ 25,399
Net earnings per share attributable to Centene Corporation:				
Basic:				
Continuing operations	$ 0.43	$ 0.46	$ 0.46	$ 0.52
Discontinued operations	0.08	–	–	–
Basic earnings per common share	$ 0.51	$ 0.46	$ 0.46	$ 0.52
Diluted:				
Continuing operations	$ 0.41	$ 0.45	$ 0.44	$ 0.50
Discontinued operations	0.08	–	–	–
Diluted earnings per common share	$ 0.49	$ 0.45	$ 0.44	$ 0.50
Period end at-risk membership	1,471,300	1,534,600	1,473,800	1,533,500

(In thousands, except share data and membership data)	*For the Quarter Ended,* *March 31,* 2009	*June 30,* 2009	*September 30,* 2009	*December 31,* 2009
Total revenues	$ 932,435	$1,039,469	$1,038,234	$1,092,726
Amounts attributable to Centene Corporation common shareholders:				
Earnings from continuing operations, net of income tax expense	18,907	20,715	22,728	23,743
Discontinued operations, net of income tax (benefit) expense	(449)	(485)	(1,460)	(28)
Net earnings	$ 18,458	$ 20,230	$ 21,268	$ 23,715
Net earnings (loss) per share attributable to Centene Corporation:				
Basic:				
Continuing operations	$ 0.44	$ 0.48	$ 0.53	$ 0.55
Discontinued operations	(0.01)	(0.01)	(0.04)	–
Basic earnings per common share	$ 0.43	$ 0.47	$ 0.49	$ 0.55
Diluted:				
Continuing operations	$ 0.43	$ 0.47	$ 0.51	$ 0.53
Discontinued operations	(0.01)	(0.01)	(0.03)	–
Diluted earnings per common share	$ 0.42	$ 0.46	$ 0.48	$ 0.53
Period end at-risk membership	1,249,600	1,291,400	1,388,900	1,458,200

Selected Financial Data

(In thousands, except share data)	Year Ended December 31, 2010	2009	2008	2007	2006[1]
Revenues:					
Premium	$4,192,172	$3,786,525	$3,199,360	$2,611,953	$1,707,439
Service	91,661	91,758	74,953	80,508	79,159
Premium and service revenues	4,283,833	3,878,283	3,274,313	2,692,461	1,786,598
Premium tax	164,490	224,581	90,202	76,567	35,848
Total revenues	4,448,323	4,102,864	3,364,515	2,769,028	1,822,446
Expenses:					
Medical costs	3,514,394	3,163,523	2,640,335	2,190,898	1,436,371
Cost of services	63,919	60,789	56,920	61,348	60,287
General and administrative expenses	547,823	514,529	444,733	384,970	267,712
Premium tax expense	165,118	225,888	90,966	76,567	35,848
Total operating expenses	4,291,254	3,964,729	3,232,954	2,713,783	1,800,218
Earnings from operations	157,069	138,135	131,561	55,245	22,228
Other income (expense):					
Investment and other income	15,205	15,691	21,728	24,452	15,511
Interest expense	(17,992)	(16,318)	(16,673)	(15,626)	(10,574)
Earnings from continuing operations, before income tax expense	154,282	137,508	136,616	64,071	27,165
Income tax expense	59,900	48,841	52,435	23,031	9,565
Earnings from continuing operations, net of income tax expense	94,382	88,667	84,181	41,040	17,600
Discontinued operations, net of income tax expense (benefit) of $4,388, $(1,204), $(281), $(31,563), and $12,412, respectively	3,889	(2,422)	(684)	32,362	(61,229)
Net earnings (loss)	98,271	86,245	83,497	73,402	(43,629)
Noncontrolling interest	3,435	2,574	–	–	–
Net earnings (loss) attributable to Centene Corporation	$ 94,836	$ 83,671	$ 83,497	$ 73,402	$ (43,629)
Amounts attributable to Centene Corporation common shareholders:					
Earnings from continuing operations, net of income tax expense	$ 90,947	$ 86,093	$ 84,181	$ 41,040	$ 17,600
Discontinued operations, net of income tax expense (benefit)	3,889	(2,422)	(684)	32,362	(61,229)
Net earnings (loss)	$ 94,836	$ 83,671	$ 83,497	$ 73,402	$ (43,629)
Net earnings (loss) per common share attributable to Centene Corporation:					
Basic:					
Continuing operations	$ 1.87	$ 2.00	$ 1.95	$ 0.95	$ 0.41
Discontinued operations	0.08	(0.06)	(0.02)	0.74	(1.42)
Basic earnings (loss) per common share	$ 1.95	$ 1.94	$ 1.93	$ 1.69	$ (1.01)
Diluted:					
Continuing operations	$ 1.80	$ 1.94	$ 1.90	$ 0.92	$ 0.39
Discontinued operations	0.08	(0.05)	(0.02)	0.72	(1.37)
Diluted earnings (loss) per common share	$ 1.88	$ 1.89	$ 1.88	$ 1.64	$ (0.98)
Weighted average number of common shares outstanding:					
Basic	48,754,947	43,034,791	43,275,187	43,539,950	43,160,860
Diluted	50,447,888	44,316,467	44,398,955	44,823,082	44,613,622

[1] *2006 results for discontinued operations include a goodwill impairment charge of $81,098 and other non-cash impairment charges of $7,170 for the FirstGuard reporting unit.*

(In thousands)	December 31, 2010	2009	2008	2007	2006
Consolidated Balance Sheet Data:					
Cash and cash equivalents	$ 433,914	$ 400,951	$ 370,999	$ 267,305	$237,514
Investments and restricted deposits	639,983	585,183	451,058	369,545	174,431
Total assets	1,943,882	1,702,364	1,451,152	1,121,824	894,980
Medical claims liability	456,765	470,932	384,360	323,741	241,073
Long-term debt	327,824	307,085	264,637	206,406	174,646
Total stockholders' equity	797,055	619,427	501,272	415,047	326,423

Stock Performance Graph *dollars*



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Centene Corporation
Morgan Stanley Health Care Payor Index
New York Stock Exchange Composite Index

Our common stock has been listed for trading on the New York Stock Exchange under the symbol "CNC" since October 16, 2003. The graph above compares the cumulative total stockholder return on our common stock for the period from December 31, 2005 to December 31, 2010, with the cumulative total return of the New York Stock Exchange Composite Index, and the Morgan Stanley Health Care Payor Index over the same period. The graph assumes an investment of $100 on December 31, 2005 in our common stock (at the last reported sale price on such date), the New York Stock Exchange Composite Index and the Morgan Stanley Health Care Payor Index, and assumes the reinvestment of any dividends.

Other Information

Included in this 2010 Annual Review are financial and operating highlights and summary financial statements. For complete financial statements, including notes, please refer to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2010 filed with the Securities and Exchange Commission (the "2010 Form 10-K"), which also includes Management's Discussion and Analysis of Financial Condition and Results of Operations. This 2010 Annual Review, together with our 2010 Form 10-K, constitute our annual report to security holders for purposes of Rule 14a-3(b) of the Securities Exchange Act of 1934, as amended. Our 2010 Form 10-K may be obtained by accessing the investor section of our Company's Web site at www.centene.com, or by going to the SEC's Web site at www.sec.gov.

Cautionary Statement On Forward-Looking Statements

All statements, other than statements of current or historical fact, contained in this 2010 Annual Review and, in particular, in the Chairman's Letter, are forward-looking statements. We have attempted to identify these statements by terminology including "believe," "feel," "anticipate," "plan," "expect," "estimate," "intend," "seek," "target," "goal," "move forward," "may," "will," "should," "can," "continue" and other similar words or expressions in connection with, among other things, any discussion of future operating or financial performance. These statements include statements about our market opportunity, our growth strategy, competition, expense ratios, our operating environment, our preparedness for regulatory developments, including health reform, expected activities and future acquisitions, research and development, investments and the adequacy of our available cash resources. Readers are cautioned that matters subject to forward-looking statements involve known and unknown risks and uncertainties that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. All forward-looking statements included in this annual review are based on information available to us on the date of its publication. Actual results may differ from projections or estimates due to a variety of important factors, including (i) our ability to accurately predict and effectively manage health benefits and other operating expenses, (ii) competition, (iii) changes in healthcare practices, (iv) changes in federal or state laws or regulations, (v) inflation, (vi) provider contract changes, (vii) new technologies, (viii) reduction in provider payments by governmental payors, (ix) major epidemics, (x) disasters and numerous other factors affecting the delivery and cost of healthcare, (xi) the expiration, cancellation or suspension of our Medicaid managed care contracts by state governments, (xii) availability of debt and equity financing, on terms that are favorable to us and (xiii) general economic and market conditions. We disclaim any current intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Corporate Information

Board of Directors

Michael F. Neidorff
Chairman, President and CEO
Centene Corporation

Robert K. Ditmore
Former President and COO
UnitedHealthcare Corporation

Frederick H. Eppinger
President and CEO
The Hanover Insurance Group, Inc.

Richard A. Gephardt
Chief Executive Officer of Gephardt and Associates
Former Majority Leader of the U.S. House of Representatives

Pamela A. Joseph
Vice Chairman, U.S. Bancorp

John R. Roberts
Retired Regional Managing Partner
Arthur Andersen LLP

David L. Steward
Chairman of the Board
World Wide Technology, Inc.

Tommy G. Thompson
Former Health and Human Services Secretary
Former Governor of Wisconsin

Senior Management

Michael F. Neidorff
Chairman, President, and CEO

Aparna Abburi
Senior VP, Innovation and Product Development

Karen A. Bedell
Senior VP, New Business Integration and Development

Holly Benson
Senior VP, Health Policy

Christopher D. Bowers
Senior VP, Health Plan Business Unit

Christine M. Brzycki
Senior VP, Medical Management Operations

David R. Craig
Senior VP, Transportation Services

Patricia J. Darnley
Senior VP, Network Development

Jonathan L. Dinesman
Senior VP, Government Relations

Mark W. Eggert
Executive VP, Health Plan Business Unit

Carol E. Goldman
Executive VP, Chief Administrative Officer

Jason M. Harrold
Senior VP, Specialty Business Unit

Cary D. Hobbs
Senior VP, Business Management and Integration

Jesse N. Hunter
Executive VP, Corporate Development

Donald G. Imholz
Executive VP, Chief Information Officer

Peter A. Jakuc
Senior VP, Corporate Development

Edmund E. Kroll, Jr.
Senior VP, Finance and Investor Relations

Brent D. Layton
Senior VP, Business Development

Mary V. Mason, M.D.
Senior VP, Chief Medical Officer

Robert C. Packman, M.D.
Senior VP, Medical Affairs

H. Robert Sanders
Senior VP, Compensation, Benefits and Travel Services

William N. Scheffel
Executive VP, Chief Financial Officer and Treasurer

Glendon A. Schuster
Senior VP, Chief Technology Officer

Keith H. Williamson
Senior VP, Secretary and General Counsel

Field Officers: Health Plans

Aaron W. Brace
President and CEO, Absolute Total Care

Patrick M. Healy
President and CEO, Peach State Health Plan

Sherry B. Husa
President and CEO, MHS Wisconsin

Michael B. Kinne
President and CEO, IlliniCare

Holly A. Munin
CEO, Superior Health Plan - Foster Care

Chris E. Paterson
President and CEO, Sunshine State Health Plan

Patrick J. Rooney
President and CEO, MHS Indiana

Pamela A. Shipley
Interim CEO, Magnolia Health Plan

Steven A. White
President and CEO,
Buckeye Community Health Plan

Tom P. Wise
President and CEO, Superior HealthPlan

Field Officers: Specialty Companies

Daniel D. Cave
President and CEO, Nurtur

Samuel A. Donaldson, Ph.D.
President and CEO,
Cenpatico Behavioral Health

Richard L. Fredrickson
President and CEO,
Bridgeway Health Solutions

David M. Lavely, O.D.
President and CEO, OptiCare Managed Vision

Leon J. Luttschwager
Interim CEO, US Script

Terry A. Stevens
President and CEO, Cenpatico Behavioral Health - Arizona

Kimberly D. Tuck
President and CEO, NurseWise

Field Officers: Insurance Group

John P. Ryan
President and CEO, NovaSys

Richard D. Lynch
President and CEO, Celtic, CeltiCare Health Plan

Form 10-K

The Company has filed an Annual Report on Form 10-K for the year ended December 31, 2010, with the Securities and Exchange Commission. Stockholders may obtain a copy of this report, without charge, by writing:

Investor Relations
Centene Corporation
7700 Forsyth Boulevard
St. Louis, MO 63105
www.centene.com

Common Stock Information

Centene common stock is traded and quoted on the New York Stock Exchange under the symbol "CNC."

		High	Low
2010	**First Quarter**	**$25.03**	**$17.60**
	Second Quarter	**25.95**	**20.51**
	Third Quarter	**23.65**	**20.00**
	Fourth Quarter	**26.43**	**21.19**
2009	First Quarter	$22.50	$15.00
	Second Quarter	21.00	17.29
	Third Quarter	20.48	16.89
	Fourth Quarter	22.02	17.25

Dividend Policy

The Company has not paid any dividends on its common stock and expects that its earnings will continue to be retained for use in the operation and expansion of its business.

Annual Meeting

The Annual Meeting of Stockholders will be held on Tuesday, April 26, 2011, at 10:00 a.m. at Centene Corporation, 7700 Forsyth Boulevard, St. Louis, MO 63105 in the Auditorium, 314.725.4477.

Transfer Agent

BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, NJ 07310-1900
800.345.5232
www.bnymellon.com/shareowner/isd

CENTENE® Corporation



7700 Forsyth Boulevard
St. Louis, Missouri 63105
P 314.725.4477
F 314.725.2065
www.centene.com